UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 20, 2012

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐ No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐ No  ☒

Information Contained in this Report on Form 6-K

The following tables present the condensed consolidated balance sheets as of June 30, 2012 (unaudited) and December 31, 2011 and the unaudited condensed consolidated statements of operations for the six months ended June 30, 2012 and June 30, 2011 of NewLead Holdings Ltd.

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts expressed in thousands of U.S. dollars except share amounts)

	(unaudited) As of June 30, 2012	As of December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	$863	$5,119
Restricted cash	1,528	250
Trade receivables, net	7,315	12,522
Other receivables	6,417	3,398
Due from related parties	89	82
Inventories	232	1,686
Prepaid expenses	1,205	2,520
Backlog asset	1,550	2,404
Deferred charges, net	4,751	5,742

Total current assets	23,950	33,723

Restricted cash	31	31
Investments in Joint Ventures	3,753	-
Vessels under construction	-	7,055
Assets held for sale	37,979	86,082
Vessels and other fixed assets, net	45,574	269,519
Backlog asset	-	342

Total non-current assets	87,337	363,029

Total assets	$111,287	$396,752

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Current portion of long-term debt	$130,125	$339,722
Accounts payable, trade	20,931	38,927
Senior convertible 7% notes, net	58,585	53,391
Accrued liabilities	34,447	32,489
Capital lease obligations	53,746	107,527
Deferred income	-	2,111
Derivative financial instruments	1,067	8,808
Due to related parties	286	445
Due to managing agent	184	184

Total current liabilities	299,371	583,604

Non-current liabilities
Unearned profit	-	9,083
Deferred income	-	800
Other non-current liabilities	-	5,699

Total non-current liabilities	-	15,582

Total liabilities	299,371	599,186

Commitments and contingencies
Shareholders' equity
Preference Shares, $0.01 par value, 500 million shares authorized, none issued	-	-
Common Shares, $0.01 par value, 1 billion shares authorized, 19.9 million and 7.8 million shares issued and outstanding as of June 30, 2012 and December 31, 2011, respectively	199	79
Additional paid-in capital	221,099	209,956
Accumulated deficit	(409,329)	(412,469)

Total NewLead Holdings' shareholders' equity	(188,031)	(202,434)

Noncontrolling interest	(53)	-

Total shareholders' equity	(188,084)	(202,434)

Total liabilities and shareholders' equity	$111,287	$396,752

NEWLEAD HOLDINGS LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(All amounts expressed in thousands of U.S. dollars except share and per share amounts)

	Six Months Ended June 30, 2012	Six Months Ended June 30, 2011
		(Restated)
OPERATING REVENUES	$4,939	$6,638

EXPENSES:
Commissions	(62)	(73)
Voyage expenses	(74)	(36)
Vessel operating expenses	(1,822)	(1,203)
General and administrative expenses	(7,835)	(6,721)
Depreciation and amortization expenses	(3,998)	(4,140)
Impairment losses	-	(976)
	(13,791)	(13,149)

Operating loss from continuing operations	(8,852)	(6,511)

OTHER (EXPENSES) / INCOME, NET:
Interest and finance expense	(14,649)	(13,421)
Interest income	-	47
Other (expense) / income, net	(327)	13

Total other expenses, net	(14,976)	(13,361)

Loss before equity in net losses in Joint Ventures	(23,828)	(19,872)

Loss from investments in Joint Ventures	(81)	-

Loss from continuing operations	(23,909)	(19,872)

Income / (Loss) from discontinued operations	26,996	(18,456)

Net income / (loss)	3,087	(38,328)

Less: Net loss attributable to the noncontrolling interest	53	-

Net income / (loss) attributable to NewLead Holdings' Shareholders	$3,140	$(38,328)

(Loss) / Income per share:
Basic and diluted
Continuing operations	$(1.62)	$(2.73)
Discontinued operations	$1.83	$(2.54)
Attributable to NewLead Holdings' Shareholders	$0.21	$(5.27)
Attributable to the noncontrolling interest	$0.00	$-

Weighted average number of shares:
Basic and diluted	14,782,948	7,273,632

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2012

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Title:	Michail Zolotas Chief Executive Officer